Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three Months and Year Ended December 31, 2016

Maroussi, Greece, March 8, 2017 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced unaudited results for the three months and year ended December 31, 2016.

Summary:

For the three months ended December 31, 2016, our time charter equivalent revenues were $4.5 million, which resulted in a net loss of $5.8 million, or a loss per share (basic and diluted) of $0.32, and our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $0.4 million. For the year ended December 31, 2016, we reported time charter equivalent revenues of $24.1 million, which resulted in a net loss of $5.8 million, or loss per share (basic and diluted) of $0.32, and Adjusted EBITDA of $7.0 million. We also reported a non-cash vessel impairment charge of $4.0 million, or $0.22 loss per share, in both periods.

Valentios Valentis, our Chairman and CEO commented:

“Our results for 2016 reflected a dramatic shift as the year unfolded. As our time charters rolled-off during the first part of the year, we faced a poor chartering market for our vessels. Spot charter rates fell significantly beginning in the second quarter, negatively affecting virtually all product tanker operators, including ourselves. The principal reasons were substantial new vessel deliveries, record high inventories in storage of refined products and limited opportunities for arbitrage trading. By the end of the third quarter, we only had two of our six tankers on time charters as rates troughed. We consciously made the decision to continue with spot charters, versus booking longer term time charters at depressed rates. We were guardedly optimistic that rates would improve late in the fourth quarter, typically a stronger seasonal period due to colder weather in the Northern Hemisphere that results in increased demand for heating oil and longer wait times at numerous ports. Rates did modestly rebound off a low-point in early October and we renewed the Pyxis Epsilon charter for one year. As of March 1, 2017, we had one vessel on time charter with the balance of our fleet on spot charters. The chartering environment should be choppy for most of 2017, but we continue to believe in a longer term improvement starting in late 2017 due to attractive market fundamentals such as significantly lower scheduled deliveries of new build medium range tankers (“MRs”) combined with projected solid demand growth. Consequently, we intend to continue to focus on our mixed chartering strategy.

“Overall, we are pleased with our disciplined and consistent cost structure. In the fourth quarter of 2016, our total daily operational costs, which include vessel operating expenses, general and administrative costs and management fees, were relatively consistent with the preceding quarters of 2016. Our total daily operational costs for our eco-efficient MRs and our eco-modified MR were $7,447 and $7,395 per vessel, respectively. As of December 31, 2016, our net debt stood at $70.1 million, and we have no balloon loan principal payments until September 2018. The weighted average interest rate on our debt was less than 3.3% during 2016.

“As part of our strategic plan, Pyxis Tankers continues to be on the look-out for acquisitions. The long-term economics for the acquisition of a quality second-hand MR2 are even more attractive today with vessel prices substantially below 10 year averages. Unfortunately, the challenge continues to be access to cost-effective capital.”

Results for the three months ended December 31, 2015 and 2016

For the three months ended December 31, 2016, we reported a net loss of $5.8 million, or $0.32 basic and diluted loss per share, compared to a net income of $0.6 million, or $0.03 basic and diluted earnings per share, for the same period in 2015. For the fourth quarter of 2016, our Adjusted EBITDA was $0.4 million, a decrease of $2.7 million from $3.0 million for the same period in 2015. The decrease in net income was primarily due to a $2.6 million decrease in time charter equivalent revenues and a non-cash vessel impairment charge of $4.0 million recorded in the fourth quarter of 2016, which relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values.

Results for the year ended December 31, 2015 and 2016

For the year ended December 31, 2016, we reported a net loss of $5.8 million, or $0.32 basic and diluted earnings per share, compared to a net income of $3.5 million, or $0.19 basic and diluted earnings per share, for the same period in 2015. For the year ended December 31, 2016, our Adjusted EBITDA was $7.0 million, a decrease of $5.1 million from $12.1 million for the same period in 2015. The decrease in net income was primarily due to a $4.3 million decrease in time charter equivalent revenues, a $0.8 million increase in general and administrative expenses and a non-cash vessel impairment charge of $4.0 million recorded in the fourth quarter of 2016, which relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values.

	Three Months ended December 31,		Year ended December 31,
	2015	2016	2015	2016
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	8,370	7,172	33,170	30,710
Voyage related costs and commissions	(1,263)	(2,697)	(4,725)	(6,611)
Time charter equivalent revenues*	7,107	4,475	28,445	24,099

Total operating days	523	457	2,092	1,986

Daily time charter equivalent rate*	13,591	9,791	13,597	12,134

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended December 31, 2015 and 2016 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except otherwise noted)

Voyage revenues: Voyage revenues of $7.2 million for the three months ended December 31, 2016 represented a decrease of $1.2 million, or 14.3%, from $8.4 million in the comparable period in 2015. The decrease during the fourth quarter of 2016 was attributed to lower time charter equivalent rates as well as to a decrease in total operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $2.7 million for the three months ended December 31, 2016 represented an increase of $1.4 million, or 113.5%, from $1.3 million in the comparable period in 2015. The increase was primarily attributed to greater spot charter activity which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three months ended December 31, 2016 remained relatively stable compared to the three month period ended December 31, 2015, and substantially remain a fixed cost component of operations, depending on the number of days we own a vessel.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended December 31, 2016 decreased by $0.1 million, or 20.1%, from $0.7 million in the comparable period in 2015, mainly due to certain fees and expenses related to becoming a publicly listed company in the fourth quarter of 2015.

Management fees, related parties: Management fees to our ship manager Pyxis Maritime Corp. (“Maritime”), of $0.2 million for the three months ended December 31, 2016 remained relatively stable compared to the three month period ended December 31, 2015.

Management fees, other: Management fees payable to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, and North Sea Tankers BV (“NST”), the former commercial manager of Northsea Alpha and Northsea

Beta, of $0.2 million for the three months ended December 31, 2016 remained relatively stable compared to the three month period ended December 31, 2015. In June and November 2016, Maritime assumed full commercial management of the Northsea Beta and Northsea Alpha, respectively.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the three months ended December 31, 2016 remained relatively stable compared to the three month period ended December 31, 2015.

Depreciation: Depreciation of $1.5 million for the three months ended December 31, 2016 remained stable compared to the three month period ended December 31, 2015.

Vessel impairment charge: Vessel impairment charge of $4.0 million, of which $3.4 million was charged against Vessels, net, and $0.6 million against Deferred charges, net, for the three months ended December 31, 2016 relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in the comparable period in 2015.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended December 31, 2016 amounted to $0.7 million and remained relatively stable compared to the three month period ended December 31, 2015.

Management’s Discussion and Analysis of Financial Results for the Year ended December 31, 2015 and 2016

Voyage revenues: Voyage revenues of $30.7 million for the year ended December 31, 2016 represented a decrease of $2.5 million, or 7.4%, from $33.2 million in the comparable period in 2015. The decrease during the year ended December 31, 2016 was attributed to lower time charter equivalent rates as well as a decrease in total operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $6.6 million for the year ended December 31, 2016 represented an increase of $1.9 million, or 39.9%, from $4.7 million in the comparable period in 2015. The increase was primarily attributed to greater spot charter activity which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $12.9 million for the year ended December 31, 2016 declined $0.3 million, or 2.4%, from $13.2 million in the comparable period in 2015. This decrease was mainly attributed to the one-time, pre-operating costs incurred by the new build Pyxis Epsilon, which was delivered to our fleet in January 2015.

General and administrative expenses: General and administrative expenses of $2.6 million for the year ended December 31, 2016 increased by $0.8 million, or 45.2%, from $1.8 million in the comparable period in 2015, mainly due to the additional administration fees payable to Maritime under the Head Management Agreement (which commenced effectively on March 23, 2015) of $0.4 million and other fees and professional expenses of $0.4 million associated with our status as a publicly listed company.

Management fees, related parties: Management fees to Maritime of $0.6 million for the year ended December 31, 2016 remained relatively stable compared to the year ended December 31, 2015.

Management fees, other: Management fees to others, comprised of fees payable to ITM and NST of $1.0 million in the aggregate for the year ended December 31, 2016 remained relatively stable compared to the same period in 2015. In March and June 2016, we sent notices of termination of the commercial management agreements with NST for the Northsea Beta and Northsea Alpha, respectively. In June and November 2016, Maritime assumed full commercial management of the Northsea Beta and Northsea Alpha, respectively.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the year ended December 31, 2016 increased by $0.1 million or 35.6%, compared to the same period in 2015, mainly due to the amortization of the special surveys performed by Northsea Alpha and Northsea Beta during the second quarter of 2015 and the special survey performed by the Pyxis Delta during the fourth quarter of 2016.

Depreciation: Depreciation of $5.8 million for the year ended December 31, 2016 remained relatively stable compared to the same period in 2015.

Vessel impairment charge: Vessel impairment charge of $4.0 million, of which $3.4 million was charged against Vessels, net, and $0.6 million against Deferred charges, net, for the year ended December 31, 2016 relates to the write down of the carrying amount of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in 2015.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2016 amounted to $2.8 million, compared to $2.5 million in the comparable period in 2015, an increase of $0.3 million, or 11.0%. The increase is mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt.

Unaudited Consolidated Statements of Comprehensive Income / (Loss)

For the three months ended December 31, 2015 and 2016

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	December 31, 2015	December 31, 2016

Voyage revenues	8,370	7,172

Expenses:
Voyage related costs and commissions	(1,263)	(2,697)
Vessel operating expenses	(3,132)	(3,097)
General and administrative expenses	(742)	(593)
Management fees, related parties	(151)	(171)
Management fees, other	(263)	(246)
Amortization of special survey costs	(62)	(51)
Depreciation	(1,450)	(1,450)
Vessel impairment charge	-	(3,998)
Operating income / (loss)	1,307	(5,131)

Other income / (expenses):
Other income	74	-
Interest and finance costs, net	(747)	(701)
Total other expenses, net	(673)	(701)

Net income / (loss)	634	(5,832)

Earnings / (loss) per common share, basic and diluted	$ 0.03	($ 0.32)

Weighted average number of common shares, basic	18,244,671	18,277,893
Weighted average number of common shares, diluted	18,277,893	18,277,893

Unaudited Consolidated Statements of Comprehensive Income / (Loss)

For the years ended December 31, 2015 and 2016

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year Ended	Year Ended
	December 31, 2015	December 31, 2016

Voyage revenues	33,170	30,710

Expenses:
Voyage related costs and commissions	(4,725)	(6,611)
Vessel operating expenses	(13,188)	(12,871)
General and administrative expenses	(1,773)	(2,574)
Management fees, related parties	(577)	(631)
Management fees, other	(1,061)	(1,024)
Amortization of special survey costs	(174)	(236)
Depreciation	(5,710)	(5,768)
Vessel impairment charge	-	(3,998)
Operating income / (loss)	5,962	(3,003)

Other income / (expenses):
Other income	74	-
Interest and finance costs, net	(2,531)	(2,810)
Total other expenses, net	(2,457)	(2,810)

Net income / (loss)	3,505	(5,813)

Earnings / (loss) per common share, basic and diluted	$ 0.19	($ 0.32)

Weighted average number of common shares, basic	18,244,671	18,277,893
Weighted average number of common shares, diluted	18,277,893	18,277,893

Consolidated Balance Sheets

As of December 31, 2015 and 2016 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2015	December 31, 2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,122	783
Restricted cash, current portion	143	143
Inventories	583	1,173
Trade receivables, net	455	1,681
Prepayments and other assets	725	404
Total current assets	6,028	4,184

FIXED ASSETS, NET:
Vessels, net	130,501	121,341
Total fixed assets, net	130,501	121,341

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,357	4,857
Deferred charges, net	836	358
Total other non-current assets	5,193	5,215
Total assets	141,722	130,740

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7,095	6,813
Accounts payable	1,103	3,115
Due to related parties	121	1,953
Hire collected in advance	2,129	415
Accrued and other liabilities	752	574
Total current liabilities	11,200	12,870

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	73,456	66,617
Promissory note	2,500	2,500
Total non-current liabilities	75,956	69,117

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
18,244,671 and 18,277,893 shares issued and outstanding at
December 31, 2015 and 2016, respectively)	18	18
Additional paid-in capital	70,123	70,123
Accumulated deficit	(15,575)	(21,388)
Total stockholders' equity	54,566	48,753
Total liabilities and stockholders' equity	141,722	130,740

Unaudited Consolidated Statements of Cash Flow

For the years ended December 31, 2015 and 2016

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year Ended	Year Ended
	December 31, 2015	December 31, 2016

Cash flows from operating activities:
Net income / (loss)	3,505	(5,813)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	5,710	5,768
Amortization of special survey costs	174	236
Amortization of financing costs	173	164
Vessel impairment charge	-	3,998
Stock compensation	143	-
Changes in assets and liabilities:
Inventories	321	(590)
Trade receivables	748	(1,226)
Prepayments and other assets	(107)	321
Special survey cost	(888)	(364)
Accounts payable	532	2,012
Due to related parties	(10)	1,832
Hire collected in advance	1,650	(1,714)
Accrued and other liabilities	415	(178)
Net cash provided by operating activities	12,366	4,446

Cash flow from investing activities:
Advances for vessel acquisition	(18,766)	-
Net cash used in investing activities	(18,766)	-

Cash flows from financing activities:
Proceeds from long-term debt	21,000	-
Repayment of long-term debt	(6,863)	(7,263)
Issuance of promissory note	2,500	-
Issuance of common stock	10	-
Change in restricted cash	(3,500)	(500)
Paid-in capital re-imbursement / distribution	(1,248)	-
Payment of financing costs	(279)	(22)
Expenses for merger	(1,745)	-
Net cash provided by / (used in) financing activities	9,875	(7,785)

Net increase / (decrease) in cash and cash equivalents	3,475	(3,339)

Cash and cash equivalents at the beginning of the period	647	4,122

Cash and cash equivalents at the end of the period	4,122	783

Liquidity and Debt

Pursuant to our loan agreements, as of December 31, 2016, we were required to maintain minimum liquidity of $5.0 million. Total cash and cash equivalents, including restricted cash, aggregated to $5.8 million as of December 31, 2016.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As at December	As at December
	31, 2015	31, 2016
Bank debt	$80,551	$73,430
Promissory Note - related party	2,500	2,500
Total	$83,051	$75,930

Our weighted average interest rate on our total debt for the years ended December 31, 2015 and 2016 was 2.78% and 3.27%, respectively.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before vessel impairment charge and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended		Year Ended
(In thousands of U.S. dollars)	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Reconciliation of Net income / (loss) to Adjusted EBITDA

Net income / (loss)	$634	$(5,832)	$3,505	$(5,813)

Depreciation	1,450	1,450	5,710	5,768

Amortization of special survey costs	62	51	174	236

Interest and finance costs, net	747	701	2,531	2,810

EBITDA	$2,893	$(3,630)	$11,920	$3,001

Vessel impairment charge	-	3,998	-	3,998

Stock compensation	143	-	143	-

Adjusted EBITDA	$3,036	$368	$12,063	$6,999

Daily time charter equivalent (“TCE”) is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended December 31,		Year Ended December 31,
		2015	2016	2015	2016
Eco-Efficient MR2: (2 units)
	TCE	15,674	13,659	15,631	15,015
	Opex	5,779	5,625	6,430	5,754
	Utilization %	100.0%	92.4%	99.4%	97.0%
Eco-Modified MR2: (1 unit)
	TCE	15,109	5,394	17,480	10,705
	Opex	6,236	5,573	6,461	6,255
	Utilization %	72.8%	91.3%	91.3%	92.9%
Standard MR2: (1 unit)
	TCE	19,003	12,120	17,237	15,504
	Opex	6,140	6,504	6,325	6,772
	Utilization %	100.0%	81.9%	100.0%	90.5%
Small Tankers: (2 units)
	TCE	8,129	6,834	7,622	7,939
	Opex	5,075	5,168	5,358	5,315
	Utilization %	97.8%	78.3%	98.6%	85.1%
Fleet: (6 units)
	TCE	13,591	9,791	13,597	12,134
	Opex	5,681	5,610	6,058	5,861
	Utilization %	94.7%	85.9%	97.9%	91.3%

When we refer to total daily operational costs as applied to our eco-modified and eco-efficient tankers, we define that as the sum of (1) daily Opex per vessel, (2) total general and administrative expenses in the period per day per vessel, and (3) the technical and commercial management fees in the period per day per vessel. We believe total daily operational costs for such vessels can provide a more complete picture of financial results for comparative purposes.

Conference Call and Webcast

We will host a conference call to discuss our results at 9:00 a.m. Eastern Time on March 8, 2017. Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 77494000

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com). Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast. An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships, and experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of March 1, 2017)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Dec. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Spot	n/a	n/a
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	This table shows gross rates and does not reflect commissions payable.

Forward Looking Statements

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "schedule, " "project, " "intend," "plan," "anticipate," "believe," "estimate," "potential," “outlook,” "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including in our Annual Report on Form 20-F for the year ended December 31, 2015 under the caption “Item 3. Key Information – D. Risk Factors”. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website www.pyxistankers.com

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0180

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.